# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bantec, Inc., CIK 0001704795
CUSIP: 06684B204
Title of class of securities: Common Stock, $.0001 par value per share
Address of issuer's principal executive offices: 37 Main Street, Sparta, New Jersey (NJ), 07871
Date of event which requires filing of this statement: 05/20/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001893419

## Reporting persons
- J. P. CAREY LTD PARTNERS, LP: type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); sole voting power 1,603,881; shared voting power 0; sole dispositive power 1,603,881; shared dispositive power 0; aggregate amount beneficially owned 1,603,881 (10% of the class)
  Comment: 9.99% percentage of class (based on the total of 16,138,228 outstanding shares of Common Stock)

## Item 1. Issuer
Name of issuer: Bantec, Inc.
Address of issuer's principal executive offices: 37 Main Street, Sparta, NEW JERSEY, 07871.

## Item 2. Person Filing
Name of person filing: J. P. CAREY LIMITED PARTNERS LP
Address of principal business office or, if none, residence:
800 Cooper Sandy Cove
Alpharetta, GA 30004
Citizenship: Georgia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,603,881
Percent of class: 9.99
Sole power to vote or to direct the vote: 1,603,881
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,603,881
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. P. CAREY LTD PARTNERS, LP: /s/ Joseph C. Canouse, Joseph C. Canouse, Manager (05/20/2024)